John McIlvery Partner
Direct Voice Direct Fax Mobile E-Mail	818.444.4502 818.444.6302 626.705.0758 jmcilvery@stubbsalderton.com

February 14, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	HemaCare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 23, 2010
File No.: 000-15223

Ladies and Gentlemen:

On behalf of HemaCare Corporation (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated January 28, 2011 (the “Comment Letter”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

Form 10-K filed on March 23, 2010

Exhibits

1. We reissue comment two from our letter dated December 13, 2010. We note your response that you have two agreements with your customer that accounts for 18% of your revenues, but you believe the agreements are not material contracts because they may be terminated for any reason with 30 or 60 days notice. We believe that these agreements would be material contracts, since you are dependent upon this customer for 18% of your revenues. Please confirm that you will file these agreements as exhibits with your next periodic report.

The Company will file each of the exhibits referenced in the Staff’s comment with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

* * * * *

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403

office > 818.444.4500 fax > 818.444.4520 www.stubbsalderton.com

Securities and Exchange Commission February 14, 2011 Page 2

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

Sincerely,

/s/ John J. McIlvery

John J. McIlvery

cc:       Peter van der Wal
            Lisa Bacerra